Filed Pursuant to Rule 433

Dated May 5, 2014

Registration Statement No. 333-179696

Supplementing Preliminary Prospectus Supplement Dated May 5, 2014 and

Prospectus dated February 24, 2012

FINAL TERM SHEET

NATIONAL RETAIL PROPERTIES, INC.

Issuer:	National Retail Properties, Inc.

Principal Amount:	$350,000,000

Security:	3.90% Notes due 2024

Expected Ratings (Moody’s/S&P/Fitch):	Baa1 (Stable) / BBB (Positive) / BBB+ (Stable)[1]

Trade Date:	May 5, 2014

Settlement Date:	May 14, 2014 (T+7)[2]

Maturity Date:	June 15, 2024

Interest Payment Dates:	June 15 and December 15 of each year, commencing December 15, 2014

Benchmark Treasury:	2.75% due February 15, 2024

Benchmark Treasury Price / Yield:	101-08 / 2.604%

Spread to Benchmark Treasury:	+132 basis points

Yield to Maturity:	3.924%

Coupon (Interest Rate):	3.90% per annum

Price to Public:	99.798% of the principal amount, plus accrued interest, if any, from the date of original issuance

Redemption Provisions:	Make-whole call at any time prior to March 15, 2024 based on the applicable Treasury Constant Maturity rate plus 0.20%; if, however, the Notes are redeemed on or after March 15, 2024, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the redemption date

CUSIP / ISIN:	637417 AG1 / US637417AG16

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Jefferies LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
[2]	See below for information regarding T+7 settlement.

Senior Co-Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC BB&T Capital Markets, a division of BB&T Securities, LLC

Co-Managers:	Capital One Securities, Inc. Raymond James & Associates, Inc.

T+7 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Wells Fargo Securities, LLC, toll-free at 1-800-326-5897 or by email at cmclientsupport@wellsfargo.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607.